CERTAIN INFORMATION IN THIS EXHIBIT HAS

BEEN REDACTED BECAUSE IT IS BOTH NOT MATERIAL AND WOULD BE

COMPETITIVELY HARMFUL IF PUBLICLY DISCLOSED.

REINSURANCE AGREEMENT

BETWEEN

JEFFERSON NATIONAL LIFE INSURANCE COMPANY

A Texas domiciliary

referred to as the “Ceding Company”

AND

PHL VARIABLE INSURANCE COMPANY

A Connecticut domiciliary with executive offices in

HARTFORD, CONNECTICUT

referred to as the “Reinsurer”

Effective: August 22, 2008

REINSURANCE AGREEMENT

This Agreement is made and entered into by and between Jefferson National Life Insurance Company (hereinafter referred to as the “Ceding Company”) and PHL Variable Insurance Company (hereinafter referred to as the “Reinsurer”).

The Ceding Company and the Reinsurer mutually agree to reinsure on the terms and conditions stated herein. This Agreement is an indemnity reinsurance agreement solely between the Ceding Company and the Reinsurer, and performance of the obligations of each party under this Agreement will be rendered solely to the other party. In no instance will anyone other than the Ceding Company or the Reinsurer have any rights under this Agreement, and the Ceding Company will be and remains the only party hereunder that is liable to any insured, policy owner or beneficiary under any annuity reinsured hereunder.

ARTICLE I

GENERAL PROVISIONS

1.

Annuities and Risks Reinsured. The Reinsurer agrees to indemnify the Ceding Company for, and the Ceding Company agrees to reinsure with the Reinsurer, according to the terms and conditions of this Agreement, [REDACTED] (the “Quota Share”) of the Reinsured Claims (as defined in Article IV Paragraph 1) arising from [REDACTED] identified on Schedule A Part II hereto relating to the base annuities described in Schedule A Part I hereto (the “Base Annuities”).

2.	Coverages and Exclusions. Only the Reinsured Claims arising from the ROP Rider to the Base Annuities described in Schedule A are reinsured under this Agreement.

3.	Plan of Reinsurance. This indemnity reinsurance will be on an automatic coinsurance basis for the Reinsured Claims.

4.	Expenses. The Reinsurer will bear no part of the expenses incurred in connection with the Base Annuities or the ROP Rider other than expressly set forth herein.

5.

Material Changes. The Ceding Company will provide written notification to the Reinsurer of any change which materially affects the reinsurance hereunder, [REDACTED] For purposes of this Agreement, “material” or “materially” means matters that a prudent reinsurer or insurer would consider reasonably likely to affect in any significant respect the Reinsurer’s liability or profitability under this Agreement in a manner not originally contemplated by the Parties when entering into this Agreement. The Reinsurer will provide written notification to the Ceding Company as to the Reinsurer’s acceptance or rejection of the change within fifteen (15) days after receipt of notice of the change. If the Reinsurer accepts any such change, the Reinsurer will (a) assume the Quota Share of any increase in the Ceding Company’s liability resulting from the change, and (b) receive credit for the Quota Share of any decrease in the Ceding Company’s liability resulting from the change. If the Reinsurer rejects any such change, the Reinsurer’s liability under this Agreement will be determined as if no such change had occurred. Notwithstanding the preceding, changes in the beneficiary shall not be subject to this Paragraph 5. “Pricing Guidelines” as used in this Agreement means the then current pricing assumptions agreed upon by the Ceding Company and the Reinsurer in writing (which writing may be in the form of electronic mail messages).

6.

No Extracontractual Damages. The Reinsurer does not indemnify the Ceding Company for, and will not be liable for, any liabilities or obligations not arising under the express terms and conditions of the ROP Rider, including, without limitation, any extracontractual damages or extracontractual liability resulting from fraud, oppression, bad faith, strict liability, violations of federal, state or local laws, rules or regulations or regulatory interpretations (including without limitation the rules of any self regulatory organization), or negligent, reckless or intentional wrongs on the part of the Ceding Company or its directors, officers, employees and agents. The following types of damages are examples of damages that would be excluded from this Agreement for the conduct described above: actual damages, damages for emotional distress, and punitive or exemplary damages. In no event will the Reinsurer participate in punitive, consequential or compensatory damages.

7.

Inspection. At any reasonable time, the Reinsurer and the Ceding Company, or their duly appointed representatives, may inspect, during normal business hours, at the principal office of the other party, the original papers and any and all other books or documents relating to or affecting reinsurance under this Agreement. The parties will not use any information obtained through any inspection pursuant to this Paragraph for any purpose not relating to reinsurance hereunder.

8.

Election to Determine Specified Annuity Acquisition Expenses. The Ceding Company and the Reinsurer agree to the election pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations effective December 29, 1992, under Section 848 of the Internal Revenue Code of 1986, as amended (such election being referred to as the “DAC Tax Election”) whereby:

(a)

The party with net positive consideration under this Agreement for each taxable year will capitalize specified annuity acquisition expenses with respect to the Annuities reinsured under this Agreement without regard to the general deductions limitation of Section 848(c)(I) of the Internal Revenue Code of 1986, as amended.

(b)

The parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service. If requested, the Ceding Company will provide supporting information reasonably requested by the Reinsurer. The term “net consideration” means “net consideration” as defined in Regulation Section 1.848-2(f).

(c)	The DAC Tax Election will be effective for the first taxable year in which this Agreement is effective and for all years for which this Agreement remains in effect.

The Ceding Company and the Reinsurer will each attach a schedule to their respective federal income tax returns filed for the first taxable year for which this DAC Tax Election is effective. Such schedule will identify the Agreement as a reinsurance agreement for which the DAC Tax Election under Regulation Section 1.848-2(g)(8) has been made.

9.

Condition. The reinsurance hereunder is subject to the same limitations and conditions specified in the ROP Rider, the Base Annuities and their accompanying prospectuses, except as otherwise provided in this Agreement.

10.

Misunderstandings and Oversights. If any failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Ceding Company and the Reinsurer will adjust the situation to what it would have been had the misunderstanding or oversight not occurred.

11.

Adjustments. If the Ceding Company’s liability with respect to the ROP Rider reinsured hereunder is changed because of a misstatement of age, sex or any other material fact, the Reinsurer will (a) assume its Quota Share of any increase in the Ceding Company’s liability resulting from the change, and (b) receive credit for its Quota Share of any decrease in the Ceding Company’s liability resulting from the change.

12.

Reinstatements. If the ROP Rider under any Base Annuity or a Base Annuity lapses, and is subsequently reinstated while this Agreement is in force, the reinsurance hereunder will be reinstated automatically with respect to the ROP Rider. The Ceding Company will pay Reinsurer the Quota Share of all amounts received by Ceding Company in connection with the restatement of the Base Annuity and /or the ROP Rider, plus any amounts previously refunded to the Ceding Company by Reinsurer in connection with the lapse or termination of such Base Annuity or ROP Rider.

13.

Remedies and Waiver. All remedies of any party are cumulative. Failure of either the Ceding Company or the Reinsurer to exercise any right, privilege, power or remedy at law, equity or in existence by virtue of this Agreement or to otherwise insist upon strict compliance with any of the terms, provisions and conditions of this Agreement, or the obligations of the other party, will not constitute a waiver of such right, privilege, power, remedy, term, provision, condition, or obligation. Moreover, the failure of either party to enforce any part of this Agreement shall not be deemed to be an act of ratification or consent. No prior transactions or dealings between the parties shall be deemed to establish any custom or usage waiving or modifying any provision of this Agreement.

14.

Assignment. Without the prior written consent of the other party hereto, no party may assign this Agreement to any other person; provided, however, that, upon not less than thirty (30) days prior written notice, a party may assign this Agreement in whole, but not in part, to an affiliate if, in any such case, said affiliate shall either automatically by operation of law or expressly in writing assume all obligations of the assigning party as fully as if it had originally been a party hereto; and provided further that such affiliate must possess all necessary ability, power, license and authority and financial and other resources for it to perform fully all of the assigning party’s duties and obligations under this Agreement. Any assignment in violation of this Paragraph 14 shall be null and void. Subject to the foregoing, this Agreement shall be binding upon, and shall inure to the benefit of, the legal successors and assigns of the respective parties hereto, including, without limitation, any assignment by merger, consolidation, asset transfer, or otherwise.

15.

Choice of Law. This Agreement will be governed by the laws of the state of Texas, without giving effect to the choice of law provisions. Notwithstanding the preceding, this Paragraph shall not be interpreted to permit the parties to avoid their obligations to arbitrate their disputes pursuant to Article X of this Agreement.

16.

Amendments. This Agreement may be amended only by written agreement of the parties. Any change or modification to this Agreement shall be null and void unless made by amendment to this Agreement and signed by both parties.

17.

Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the reinsurance provided hereunder. There are no understandings between the parties with respect to the ROP Rider under the Base Annuities other than as expressed under this Agreement.

18.

Confidentiality of Data. Ceding Company agrees on behalf of itself and its officers, directors, members, employees and representatives, to treat confidentially and as proprietary information, information relating to the Base Annuities, the ROP Rider, the contract holders therein and the accounts thereof, Reinsurer, its affiliates and theft respective activities, and not to use such information for any purpose other than performance of its responsibilities and duties under this Agreement or as otherwise approved by Reinsurer in writing.

Reinsurer agrees on behalf of itself and its officers, directors, members, employees and representatives, to treat confidentially and as proprietary information, information relating to the Annuities, the contract holders therein and the accounts thereof, Ceding Company and its affiliates, and their activities, and not to use such information for any purpose other than performance of its responsibilities and duties under this Agreement or as otherwise approved by the Ceding Company in writing.

Each party hereto agrees that, in furtherance of the purpose of this Section, it will hold and ensure that its employees and agents, its affiliates and employees and agents of such affiliates will hold the information referenced herein in strict confidence, (ii) not give, sell or disclose such information to its affiliates or any other third party for any purposes whatsoever other than as required for the provision of services as contemplated by this Agreement, and (iii) advise each of its employees who may be exposed to such information to keep such information confidential. It is understood that in the event of a breach of this Section, damages may not be an adequate remedy, and the non-breaching party shall be entitled to remedies including, but not limited to, injunctive relief to restrain any breach, threatened or actual, pending the outcome of any litigation, arbitration or mediation.

In the case of any request or demand for the inspection or disclosure of any information by any person, the party receiving such inspection or disclosure request shall notify the other party hereto with respect to whose information such inspection or disclosure request was made, instructions as to permitting or refusing such inspection or disclosure; provided, however, such party may permit the inspection or make such disclosures without the approval of the other party to any person in any case where it is advised by its counsel that it would be exposed to potential liability, loss or damage resulting from or relating to the failure to do so (the costs of counsel in considering the matter to be borne by such disclosing party). Notwithstanding anything in this Section to the contrary, a party may disclose that any other party to this Agreement has instructed it not to permit the inspection or make the disclosures or otherwise limited or restricted its ability to do so, as the case may be. Records and information which have become known to the public through no wrongful act of either party hereto, and information which was already legally in the possession of either party prior to receipt thereof, shall not be subject to this Section.

Notwithstanding any provision of this Section to the contrary, each party hereto agrees not to use or disclose nonpublic personal information of customers and consumers of the Annuities for any purpose other than performance of its respective responsibilities and duties under this Agreement or as required or permitted by applicable law. Each party hereto agrees to comply with all federal and state privacy laws applicable to such party, including, to the extent applicable, Title V of the Gramm-Leach-Bliley Act (“GLBA”) and any implementing rules, regulations and authoritative guidelines of any applicable regulatory agency thereunder.

For purposes of this Agreement, an “affiliate” of a person shall mean any person who controls, is controlled by or is under common control with such other person within the meaning of Section 15 of the Securities Act of 1933.

19.

Investigations. To the extent permitted by applicable law or regulation, the Ceding Company and the Reinsurer will notify each other promptly in writing of any and all material investigations (other than routine state insurance department examinations) of the Ceding Company or the Reinsurer, as applicable, conducted by any federal or state governmental authority commencing after the Effective Date that relates to the Annuities.

20.

Notices. Any notice required or to be permitted to be given by either party hereto to the other shall be in writing and shall be deemed given upon delivery if delivered personally, upon telephonic or electronic confirmation of transmission if sent by facsimile or email, upon the third business day after mailing is sent by registered or certified mail, postage prepaid, and upon receipt if sent by messenger or courier, as follows:

(a) if to the Ceding Company:

Jefferson National Life Insurance Company

435 Hudson Street, 2nd Floor

New York, New York 10014

[REDACTED] Fax: 212-741-9322

with copies (which shall not constitute notice) to:

Jefferson National Life Insurance Company

9920 Corporate Campus Drive, Suite 1000

Louisville, Kentucky 40223

[REDACTED] Fax: 502-213-2970

(b) if to the Reinsurer:

General Counsel

The Phoenix Companies

One American Row

PO Box 5056

Hartford, CT 06102-5056

Fax: 860-403-7203

with copies (which shall not constitute notice) to:

[REDACTED] Executive Vice President

The Phoenix Companies

One American Row

PO Box 5056

Hartford, CT 06102-5056

Fax: 860-403-7203

ARTICLE II

REINSURANCE PREMIUMS

1. Reinsurance Premiums. The Ceding Company will pay the [REDACTED] Premiums”). The Reinsurance Premiums payable to the Reinsurer by the Ceding Company hereunder will be netted to the Reinsurer through the Net Settlement at the end of the Accounting Period during which such rider charges were received by the Ceding Company.

ARTICLE III

ADMINISTRATION

1.

Annuity Administration. The Ceding Company will administer the Base Annuities together with the ROP Rider and will perform all accounting and the Administration for the ROP Rider and the Base Annuities. The Ceding Company shall administer the ROP Rider and the Base Annuities in all material respects in conformity with (a) the terms of the ROP Rider and the Base Annuities, (b) applicable law, and (c) the standards under which it administers similar blocks of its business.

2.

Current Practices. The Ceding Company will not materially change, alter or otherwise compromise its claims paying or administrative practices with respect to the ROP Rider or the Base Annuities without prior written consent of the Reinsurer unless such change (i) is required by insurance regulatory authorities having jurisdiction over the Ceding Company; or (ii) is an immaterial change of no economic impact to Reinsurer and does not diminish Ceding Company’s service levels with respect to the contract owners of the Base Annuities. For purposes of this Paragraph, a material change or alteration is deemed to occur when such change or alteration could affect the liability of the Reinsurer under this Agreement.

ARTICLE IV

BENEFIT PAYMENTS

1.

Benefit Payments. Benefit Payments, as referred to in this Agreement, means the Quota Share of the Reinsured Claims. “Reinsured Claims” for the current Accounting Period means the aggregate death benefits arising from death claims in accordance with the terms of the ROP Rider under the Base Annuities, which for each Base Annuity with the ROP Rider [REDACTED]

2.	Payment of Reinsured Claims. For each Accounting Period, the Reinsurer will reimburse the Ceding Company the Reinsured Claims in a lump sum regardless of the Ceding Company’s settlement options.

3.

Notice. Ceding Company will advise Reinsurer promptly of its intention to contest, compromise or litigate any claims involving the Base Annuities or the ROP Rider and will provide Reinsurer the opportunity to review the complete claim file related thereto.

ARTICLE V

RESERVES

1.

ROP Rider Coinsurance Reserve. The Reinsured Claims under the ROP Rider will be reinsured on an automatic coinsurance basis. Accordingly the Reinsurer will establish reserves for its Quota Share of the reserves with respect to the Reinsured Claims under the ROP Rider reinsured hereunder.

ARTICLE VI

ACCOUNTING AND SETTLEMENTS

1.

Quarterly Accounting Period. Each “Accounting Period” under this Agreement will be a calendar month, except that: (a) the initial Accounting Period runs from the Effective Date of this Agreement though the last day of the calendar month during which this Agreement is executed by both parties, and (b) the final Accounting Period runs from the end of the preceding Accounting Period until the terminal accounting date of this Agreement, as described in Article VIII, Paragraph 2. However, the patties hereto reserve the right to adjust all accounting and settlements to a calendar year-to-date basis.

2.

Monthly Accounting Reports. Monthly accounting reports in the form of Schedule B will be submitted by the Ceding Company to the Reinsurer for each Accounting Period not later than thirty (30) days after the end of each Accounting Period. Such reports will include information on the amount of Reinsurance Premiums and Benefit Payments with respect to the Reinsured Claims under the ROP Rider reinsured under this Agreement.

3.	Monthly Net Settlements. [REDACTED]

4.	Payments. [REDACTED]

5.

Annual Accounting Reports. The Ceding Company will provide the Reinsurer with annual accounting reports within thirty (30) days after the end of the calendar year for which such reports are prepared. [REDACTED]

6.

Additional Data. Not later than 15 days after the end of each calendar month, the Ceding Company will provide Reinsurer with reports showing the more detailed information as may be mutually agreed to by the parties hereto with respect to the Base Annuities and ROP Rider on a monthly basis. In addition, the Ceding Company will provide to the Reinsurer any additional data reasonably requested by the Reinsurer from time to time with respect to the Annuities.

7.

Estimations. If the amounts, as defined in Paragraph 3 above, cannot be determined by the dates described in Paragraph 4 above, on an exact basis, such payments will be paid in accordance with a mutually agreed upon formula which will approximate the actual payments. Adjustments will then be made to reflect actual amounts when they become available.

8.	Delayed Payments. For purposes of Paragraph 4 above, if there is a delayed settlement of a payment due, [REDACTED]

9.	Delayed Payment Rate. [REDACTED]

10.

Offset of Payments. All monies due either the Ceding Company or the Reinsurer under this Agreement or any other reinsurance agreements between the parties hereto will be offset against each other, dollar for dollar, regardless of any insolvency of either party. However, in the event of an insolvency, offsets will be allowed in accordance with the statutory, common and case laws of the state taking jurisdiction over the insolvency.

ARTICLE VII

DURATION AND RECAPTURE

1.

Duration. Except as otherwise provided herein, this Agreement is unlimited in duration until such time as the Ceding Company’s liability with respect to the Reinsured Claims arising under the ROP Rider under all Base Annuities is terminated or expires in accordance with their respective terms. This Agreement shall terminate with respect to new business pursuant to Paragraph 3(a) or 3(b) below or upon mutually agreement by the Parties hereto.

2.

Reinsurer’s Liability. The liability of the Reinsurer with respect to any ROP Rider will begin simultaneously with that of the Ceding Company, but not prior to the Effective Date of this Agreement. [REDACTED] Termination of the Reinsurer’s liability is subject to payments in respect of such liability in accordance with the provisions of Article VIII of this Agreement. In no event should the interpretation of this Paragraph imply a unilateral right of the Reinsurer to terminate this Agreement.

3.	Termination for Nonpayment of Reinsurance Premiums or Other Amounts Due.

(a) If the Ceding Company fails to pay the Reinsurance Premiums or any other amounts due to the Reinsurer pursuant to this Agreement, [REDACTED]

(b) If the Reinsurer fails to pay any amounts due to the Ceding Company pursuant to this Agreement, [REDACTED] .

4.	Recapture. The Annuities may be recaptured (a) pursuant to Section IX.2 or (b) at any time upon mutual agreement in writing between the Ceding Company and the Reinsurer.

5.	Termination Charge. In the event this Agreement is terminated in accordance with Paragraph 3 or recaptured in accordance with Paragraph 4(a), [REDACTED]

6.

Internal Replacements. The Ceding Company covenants not to intentionally solicit, and to cause each of its respective affiliates to refrain from soliciting, owners, beneficiaries or Base Annuity owners in connection with any “program of internal replacement” for any of the ROP Rider or Base Annuities absent the prior written consent of the Reinsurer. The term “program of internal replacement” shall mean any Ceding Company- or affiliate- sponsored or supported program offered to a class of Base Annuity owners in which a Base Annuity or the ROP Rider of such Base Annuity is exchanged for another policy or annuity not reinsured under this Agreement which is written by the Ceding Company or any affiliate thereof, or any successor or assign of the Ceding Company or any such affiliate. [REDACTED]

ARTICLE VIII

TERMINAL ACCOUNTING AND SETTLEMENT

1.

Terminal Accounting. In the event that this Agreement is terminated in accordance with Article VII, Paragraph 3, or all reinsurance under this Agreement is recaptured in accordance with Paragraph 4 of Article VII, a Terminal Accounting and Settlement will take place.

2.

Date. The terminal accounting date will be the earliest of: (1) the effective date of recapture pursuant to any notice of recapture given under this Agreement, (2) the effective date of termination pursuant to any notice of termination given under this Agreement, or (3) such other date mutually agreed to in writing.

3.	Settlement. The Terminal Accounting and Settlement will consist of: [REDACTED]

4.

Supplementary Accounting and Settlement. In the event that, subsequent to the Terminal Accounting and Settlement as provided above, a change is made with respect to any amounts due, a supplementary accounting will take place pursuant to Paragraph 3 above. Any amount owed to the Ceding Company or to the Reinsurer by reason of such supplementary accounting will be paid promptly upon the completion thereof.

ARTICLE IX

INSOLVENCY

1. Ceding Company’s Insolvency.

A.

In the event of the Ceding Company’s insolvency, any payments due the Ceding Company from the Reinsurer pursuant to the terms of this Agreement will be made directly to the Ceding Company or its conservator, liquidator, receiver or statutory successor except: (1) where this Agreement specifically provides another payee of such payments in the event of the insolvency of the ceding Company, or (2) where the Reinsurer, with the consent of the holders of the Annuities, has assumed such Annuity obligations of the Ceding Company as direct obligations of the Reinsurer to the payees under such Annuities and in substitution for the obligations of the Ceding Company to such payees. The reinsurance will be payable by the Reinsurer on the basis of the liability of the Ceding Company under the Annuities without diminution because of the insolvency of the Ceding Company.

B.

Notwithstanding subsection (A) of this section, in the event that a life and health insurance guaranty association has made the election to succeed to the rights and obligations of the Ceding Company under this Agreement, then the Reinsurer’s liability to pay covered reinsured claims shall continue under this Agreement, subject to the payment to the Reinsurer of the Reinsurance Premiums for such coverage. Payment for such reinsured claims shall only be made by the Reinsurer pursuant to the direction of the guaranty association or its designated successor. Any payment made at the direction of the guaranty association or its designated successor by the reinsurer will discharge the Reinsurer of all further liability to any other party for said claim payment.

C.

The conservator, liquidator, receiver or statutory successor of the Ceding Company will give the Reinsurer written notice of the pendency of a claim against the Ceding Company on any Annuity within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, the Reinsurer may investigate such claim and interpose in the Ceding Company’s name (or in the name of the Ceding Company’s conservator, liquidator, receiver or statutory successor), in the proceeding where such claim is to be adjudicated, any defense or defenses which the Reinsurer may deem available to the Ceding Company or its conservator, liquidator, receiver or statutory successor. The expense thus incurred by the Reinsurer will be chargeable, subject to court approval, against the Ceding Company as a part of the expense of liquidation to the extent of a proportionate share of the benefit that may accrue to the Ceding Company solely as a result of the defense undertaken by the Reinsurer.

2.

Reinsurer’s Insolvency. In the event of the Reinsurer’s insolvency, upon giving notice to the Reinsurer, the Ceding Company may recapture all but not less than all of the business reinsured by the Reinsurer under this Agreement; provided that the Ceding Company shall be required to pay any applicable Termination Charge in connection with the recapture under this Section.

ARTICLE X

ARBITRATION

1.

General. All disputes and differences between the Ceding Company and the Reinsurer on which an agreement cannot be reached will be decided by arbitration. The arbitrators will construe this Agreement from the standpoint of practical business and equitable principles and the customs and practices of the insurance and reinsurance business, rather than from the standpoint of strict law. Moreover, the arbitrators shall be released from judicial formalities and shall not be bound by strict rules of procedure and evidence. The parties intend that the arbitrators will make their decision with a view to effecting the intent of this Agreement.

2.

Method. Three arbitrators will decide any differences. They must be impartial and present or former officers of life insurance companies other than the parties to this Agreement or any company owned by, or affiliated with, either party. One of the arbitrators is to be appointed by the Reinsurer, another by the Ceding Company, and the two arbitrators thus appointed will select a third arbitrator before arbitration begins. Should one of the parties decline to select an arbitrator within ninety (90) days after the date of any written request to do so or should the two arbitrators selected by the parties not be able to agree upon the choice of a third, the appointment(s) will be left to the AIDA Reinsurance and Insurance Arbitration Society - US (“ARIAS - US”) umpire selection process. The evidentiary hearing on the merits shall be held in New York City unless otherwise agreed by the parties. The arbitrators will decide by a majority of votes and their decision will be final and binding upon the parties, and the parties agree that judgment may be entered thereon in a state or federal court of competent jurisdiction sitting in the State of New York. The arbitrators will hand down their decision within forty-five (45) days of the close of the arbitration proceedings. The costs of arbitration, including the fees of the arbitrators, will be shared equally by the parties unless the arbitrators decide otherwise. Any counsel fees incurred by a party in the conduct of arbitration will be paid by the party incurring the fees. All confirmation proceedings or proceedings to compel arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq. as amended. The Ceding Company and the Reinsurer agree to submit in any proceeding to the exclusive jurisdiction of a state or federal court of competent jurisdiction sitting in the State of New York, and waive any objection based on lack of personal jurisdiction, venue or forum non convenience. The Ceding Company and the Reinsurer hereby consent to service of process in any such proceeding by certified or registered mail sent to the addresses set forth in Article I, Paragraph 20.

ARTICLE XI

EXECUTION AND EFFECTIVE DATE

In witness of the above, this Agreement is executed in duplicate on the dates indicated below with an Effective Date of August 22, 2008.

JEFFERSON NATIONAL LIFE
INSURANCE COMPANY
(“Ceding Company”)

By:
Title:	General Counsel
Date:	10/13/08

PHL VARIABLE INSURANCE COMPANY
(“Reinsurer”)

By:
Title:	Vice President
Date:	10/2/09

SCHEDULE A

BASE ANNUITIES AND ROP RIDER

I.	Base Annuities: The base annuities subject to this Agreement are those issued by the Ceding Company on and after the Effective Date and described below: [REDACTED]

II.	ROP Rider: The ROP Rider that is reinsured under this Agreement is described below: [REDACTED]

SCHEDULE B

MONTHLY REPORT OF ACTIVITY AND SETTLEMENTS

Accounting Period:

Calendar Year:

Date Report Completed:

1.	Reinsurance Premiums (Article II)

2.	Benefit Payments (Article IV)

6.	Cash Settlement = 1 - 2